COGENT COMMUNICATIONS GROUP, INC.
1015 31st Street, N.W.
Washington, D.C. 20007
(202) 295-4200

October 15, 2004

Ms. Barbara C. Jacobs
Assistant Director
Office of Computers and Online Services
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0306

  Re:
  Withdrawal of the Registration Statement of Cogent
  Communications Group, Inc. (the "Company") on Form S-1,
  File Number (333-115589) (the "Registration Statement").

Dear Ms. Jacobs:

        Pursuant to Rules 477 and 478 under the Securities Act of 1933, as amended, the undersigned, having the power of attorney under the Registration Statement hereby requests the withdrawal of the Registration Statement and all amendments and exhibits thereto, from the Commission's consideration. The Registration Statement relates to the planned secondary public offering of shares of the Company's common stock (the "Public Offering"). However, prior to the effective date of the Registration Statement, the Company determined that the Public Offering was not in the best interests of its shareholders and, as a result, determined to withdraw the Registration Statement. The Company believes that this withdrawal is consistent with the public interest and the protection of its investors. No securities were sold under the Registration Statement.

COGENT COMMUNICATIONS GROUP, INC.
By:	/s/ DAVID SCHAEFFER Name: David Schaeffer Title: Chairman and Chief Executive Officer
cc:
Robert Bell
Tangela Richter
Tamara Tangen
Stephen Krikorian